Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

08003692

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

MACQUARIE

2 July 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
JUL 11 2008
THOMSON REUTERS

cag_cosec_syd_prd/68580_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,169
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,169 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,169 on 30/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	275,099,945	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 763,067	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

EMPLOYEE SHARE OPTION PLAN

PROSPECTUS FOR THE MACQUARIE GROUP EMPLOYEE SHARE OPTION PLAN
JUNE 2008

MACQUARIE

Macquarie Group Limited (ABN 94 122 169 279)

This Prospectus is dated 27 June 2008. A copy of this Prospectus was lodged with ASIC on 27 June 2008.

Neither ASIC nor ASX take any responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer.

Defined terms and abbreviations included in the text of this Prospectus are explained in the Glossary of Terms.

TABLE OF CONTENTS

HOW TO APPLY FOR OPTIONS

Eligible Executives wishing to participate in the Offer should:

(a) execute the personalised Application Form accompanying this Prospectus; and

(b) deliver their completed Application Form to Company Secretarial, Level 10, 135 King Street, Sydney, NSW by the Company's internal mail or in person, so as to be received no later than 4.00 pm Sydney time on the closing date specified in the Application Form.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Company Secretarial with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS MAY NOT BE ACCEPTED

IMPORTANT NOTICE

This Offer is only open to those persons who have been invited to apply by the Board as set out in the personalised Application Form accompanying this Prospectus.

Any advice contained in this Prospectus is general advice only. This Prospectus has been prepared without taking account of your objectives, financial situation or needs. Accordingly, you should, before acting on any general advice contained in this Prospectus, consider the appropriateness of the advice, having regard to your objectives, financial situation and needs. In determining whether you will accept the Offer you should also consider seeking professional financial advice.

After reading this Prospectus, an Eligible Executive may call Company Secretarial on (02) 8237 7407 or on (02) 8237 3216 with questions about the procedures relating to the Offer or the Option Plan. If there are any other queries, Eligible Executives should seek professional advice from their financial adviser.

1. MACQUARIE GROUP LIMITED RESTRUCTURE

On 13 November 2007, the Macquarie Group was restructured into a non-operating holding company (NOHC) structure following receipt of all requisite approvals ("Restructure"). The Restructure aims to address two key objectives simultaneously:

a) position the Macquarie Group to continue to pursue the strategies that have been responsible for its strong growth; and
b) assist the Macquarie Group in meeting its obligations to APRA.

Macquarie Group Limited (MGL) is now the ultimate parent of the Macquarie Group. Ordinary shareholders and optionholders of the former MBL hold one MGL ordinary share/option for each share/option they held in MBL before the restructure. The following diagram illustrates the new group structure:


Macquarie Group Limited
Banking Group
Non-Banking Group
Macquarie Bank Limited
Macquarie Capital
Banking and Financial Services
Funds Management
Equity Markets
Real Estate
Certain activities from Macquarie Capital3
Treasury and Commodities

Note:
1 offshore-focused trading, introduction, arranging, structuring and related services for equity, derivative and related products
2 US-based broker dealer activities, Asian futures execution and clearing; Asian origination of treasury and commodity transactions
3 certain assets and businesses of Macquarie Capital Products and Macquarie Capital Finance

The key factors that have led to Macquarie's success are largely unchanged, including the Group's business model, business approach, culture and senior management.

The existing corporate governance framework also remains largely unchanged, with the Board and Executive Committee responsible for the overall governance of the Macquarie Group being the same as those of MBL prior to the Restructure. Further, Macquarie's existing firm-wide risk management framework continues to apply across the entire group.

There is expected to be minimal impact on shareholders given no expected change to dividend policy or franking, no taxable event for most shareholders and optionholders and no return of capital to shareholders.

2. OVERVIEW

This Prospectus sets out the terms and conditions of the 2008/2009 Offers under the Macquarie Group Employee Share Option Plan. It is to be read subject to the formal Rules which govern the Option Plan, a copy of which is available on Macnet or upon request and which are summarised in this Prospectus.

The Option Plan is an incentive scheme for senior employees and long-term consultants of the MGL Group. Currently, participation in the Option Plan is limited to Associate Directors, Division Directors and Executive Directors of, or Consultants to, the MGL Group and Associated Companies, (together referred to as "Executives" in this Prospectus). All options under the Option Plan are exercisable into fully paid ordinary shares of the Company, irrespective of the employer of the participating Executive. The objective is to enhance their performance by providing them with equity interests in the Company and, hence, further aligning their interests with those of the MGL Group and its shareholders.

Participation in the Option Plan is open only to Eligible Executives and is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated). Eligible Executives have been offered the number of Options and the Options are exercisable at the price, set out in the personalised Application Form. No consideration is payable for the grant of Options, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (Basic Cost Responsibility) - see section 5.8.

The Options carry no voting or dividend rights but they allow the holder of the Options to participate in any growth in the Company's ordinary share price and future bonus and cash issues (if any) by exercising the Options in the future at the price set now.

For Options granted on promotion or as part of annual remuneration reviews in 2008, each allocation of Options will vest progressively over four years as follows:
(a) as to one third of the Options, on 1 July 2010;
(b) as to another one third of the Options, on 1 July 2011; and
(c) as to the remaining one third of the Options, on 1 July 2012.

For Options granted to new Employees or Consultants, Options vest progressively over four years as follows:
(a) as to one third of the Options, on the second anniversary of the date of commencement of relevant employment or consultancy;
(b) as to another one third of the Options, on the third anniversary of the date of commencement of relevant employment or consultancy; and
(c) as to the remaining one third of the Options, on the fourth anniversary of the date of commencement of relevant employment or consultancy.

Unexercised Options will lapse after the Expiry Date, normally five years from the date of grant. When an Eligible Executive ceases to be an Employee or a Consultant, unvested Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 3.4 and 3.5 below.

Once vested, each Option is exercisable into one fully paid ordinary share in the Company (subject to adjustment over time for bonus issues and similar events described in section 3.11 below), which will be the same as all other Shares then on issue. For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). For Mid Year Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including 15 August 2008 (adjusted for cum-dividend trading and excluding certain special trades). The Exercise Price for the Options offered to an Eligible Executive is set out in their personalised Application Form accompanying this Prospectus.

Exercise of Options is subject to the Company's staff trading rules. Further, Options granted to UK residents and to Executive Directors of the Company are subject to certain exercise conditions which must be met before exercise is allowed. See sections 3.7 and 3.9 below. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 3.8 below. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying this Prospectus.

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares resulting from the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 4 of this Prospectus, any exercise conditions set out on the personalised Application Form accompanying this Prospectus and other Company restrictions, for example, staff trading rules.

Options may only be acquired in the name of the Eligible Executive or a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive. Eligible Executives who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

A description of the Option Plan is contained in the following pages. *Please carefully read this Prospectus before proceeding to apply for Options.*

3. THE OFFER AND THE OPTION PLAN

3.1 TIMETABLE

The Offer period applying to an Eligible Executive is set out on the personalised Application Form which accompanies this Prospectus. The completed Application Form must be received by 4.00 pm Sydney time on the date shown on the Application Form. Late applications may not be accepted.

3.2 THE OPTION PLAN

The object of the Option Plan is to assist in the recruitment, reward, retention and motivation of Employees, including persons who provide services to the Company on a long term consultancy basis. The Plan is governed by the Rules, which are summarised in the following sections of this Prospectus. A full copy of the Rules is available on Macnet or upon request from Company Secretarial.

Under the Rules, at any time, the total number of Shares which the Company would have to issue if all Options which have not lapsed were exercised, may not exceed 20 per cent of the aggregate of:

— (a) the number of Shares on issue at that time (whether fully paid or partly paid); and

— (b) the total number of Shares (whether fully paid or partly paid) which the Company would have to issue if all rights to require the Company to issue Shares which the Company has then granted (including, without limitation, all Options and assuming all those rights are then fully exercisable or enforceable) were enforced or exercised to the greatest extent permitted.

The Board has also put in place a second limit on the number of Options that may be outstanding at any point in time. This is the same as the limit above but assuming that any exercised Options granted less than five years ago, where the Executive is still with the Company, are still unexercised.

This second Board imposed limit is subject to Board review and amendment over time.

3.3 GRANT OF OPTIONS

3.3.1 Eligible Executives

Participation in the Option Plan is entirely at the discretion of the Board (or by delegation, the Executive Committee). In making these determinations, the Board or Executive Committee typically considers:

(a) the Executive's position with the MGL Group and the services provided to the MGL Group by the Executive;

(b) the Executive's record of employment with or service to the MGL Group;

(c) the Executive's potential contribution to the growth of the MGL Group; and

(d) any other matters which are indicative of the Executive's merit.

3.3.2 Grant of Options

If this Offer is accepted, the Company will grant the specified number of Options to the Eligible Executive or his/her nominated Controlled Company or his/her nominated Permitted Trustee.

Eligible Executives should note that there are likely to be different taxation consequences in taking up the Options, depending on whether they are a Company Employee, Associated Company Employee or Consultant. There will also be different taxation consequences, depending on whether the Options are taken up by the Eligible Executive in their individual capacity, via a Controlled Company or via a Permitted Trustee (see sections 5.2 to 5.6 below, as applicable).

No consideration is payable for the grant of Options, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 5.8 below).

Any liabilities associated with holding Options are the responsibility of the Optionholder, particularly as regards the payment of any exercise amount, tax and / or duties.

3.3.3 Grant Dates

New Starter Options will normally be granted on the 8th and 22nd day of each calendar month or, if the 8th or 22nd day of a calendar month is not a business day in New South Wales, the next business day following that day (together the "Scheduled Grant Dates"). In order for your New Starter Options to be granted on a Scheduled Grant Date, your Application Form must be received by the Company Secretarial Division, Level 10, 135 King Street, Sydney, NSW by no later than 4.00 pm on the business day prior to the Scheduled Grant Date. If your Application Form is received after 4.00 pm on the business day prior to the Scheduled Grant Date, your New Starter Options will be granted on the next following Scheduled Grant Date.

Where Options are offered to a person to whom an offer of employment as an Associate Director, Division Director or Executive Director of, or appointment as a Consultant to, the

MGL Group or an Associated Company has been made, but who has not commenced in that capacity, then subject to receipt by the Company Secretarial Division of the Application Form, the Options will be granted to that person on the first Scheduled Grant Date after the person commences in that capacity. However, the Options will not be granted to that person unless they commence employment as an Associate Director, Division Director or Executive Director of, or as a Consultant to, the MGL Group or an Associated Company (as applicable), on the date specified in their offer of employment or appointment as such or as otherwise specified by the MGL Group entity or Associated Company by which that offer of employment or appointment is made.

Mid Year Options will normally be granted on 15 August 2008. In order for your Mid Year Options to be granted on 15 August 2008, your Application Form must be received by the Company Secretarial Division, Level 10, 135 King Street, Sydney, NSW by no later than 4.00 pm AEST on 14 August 2008. If your Application Form is received after 4.00 pm AEST on 14 August 2008, your Mid Year Options will be granted on the next following Scheduled Grant Date.

Application Forms for the grant of Mid Year Options to persons resident in jurisdictions other than the United States of America will not be accepted after 4.00 pm AEST on 28 September 2008.

Application Forms for the grant of Mid Year Options to persons resident in the United States of America will not be accepted after 4.00 pm AEST on 14 September 2008.

Where Options are offered to a person who the Company may not permit to acquire Options without the approval of the Company's shareholders under the Listing Rules, the Options will not be granted to that person if that approval is not obtained.

Notwithstanding the above, the Company reserves the right, at its absolute discretion, to grant options on a date other than the next following Scheduled Grant Date.

3.3.4 Exercise of Options

On exercise of an Option by an Optionholder, the Optionholder will be allotted Shares which will rank pari passu with all other Shares then on issue. The Optionholder may then deal with the Shares, subject to the DESOP provisions described in Section 4, under which the shares are held by the Optionholder and certain restrictions are placed on the Optionholder's ability to deal with these Shares.

No cash outlay will be required to be paid to the Company other than payment of the Exercise Price on exercise of the Options, payment of any withholding tax on the exercise of the Options, plus any Exercise Fee which may be payable in respect of the exercise of Options subject to United Kingdom National Insurance Contributions (see section 3.7 below).

3.3.5 Exercise Price

The Exercise Price applicable to an Eligible Executive is set out in his/her personalised Application Form.

The Exercise Price is determined by the Company. For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). For Mid Year Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including 15 August 2008 (adjusted for cum-dividend trading and excluding certain special trades). However, subject to the Listing Rules, the Board and the Executive Committee have discretion to vary the method of determining the Exercise Price applicable to any allocation of Options.

3.3.6 Controlled Company/ Permitted Trustee

The Rules allow an Eligible Executive to nominate a Controlled Company, as defined in the Rules, to be granted the Options allocated to the Eligible Executive. A Controlled Company is defined in the Rules to mean, in relation to an Executive, a body corporate in respect of which one or more of the following applies:

(a) the Executive holds more than one-half of the issued share capital;

(b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and

(c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.

Eligible Executives should note there are potentially adverse outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund. You should seek your own independent professional legal and financial advice, including advice on the application of the Superannuation Industry (Supervision) Act 1993, in relation to the implications arising from the acquisition of Options by a Controlled Company.

If an Eligible Executive wishes to nominate a Controlled Company, the Eligible Executive should notify Company Secretarial in writing as soon as possible with the name, ABN, place of incorporation and registered office address of the company, and evidence to show that it is a Controlled Company of the Eligible Executive, so that a revised Application Form can be sent to the Eligible Executive in time to reply by the closing date.

The Rules allow an Eligible Executive to nominate a Permitted Trustee, as defined in the Rules, to be granted the Options allocated to the Eligible Executive. A Permitted Trustee is defined in the Rules to mean an entity approved by the Committee to hold an Option on trust for a Participant from time to time. No entity is currently approved as a Permitted Trustee. Eligible Executives are advised to take their own independent legal and taxation advice in respect of the consequences of nominating a Permitted Trustee to be granted their Options.

Eligible Executives, who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

3.4 EXPIRY AND LAPSE OF OPTIONS

Options which have not previously been exercised or have not otherwise lapsed (see 3.4.1 below) will expire on, and so may not be exercised after, the fifth anniversary of the date of grant ("Expiry Date").

3.4.1 Lapse of Options

Each Option lapses:

(a) on exercise of the Option;

(b) if the Option has not been previously exercised, on the Expiry Date;

(c) if the relevant Executive ceases to be an Employee or Consultant after the Option has vested and the Option is not exercised within six months of ceasing to be an Employee or Consultant;

(d) if the Executive Committee becomes aware of circumstances which, in the reasonable opinion of the Executive Committee, indicate that the relevant Executive has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Company or any Associated Company and the Executive Committee (in its absolute discretion) determines that the Option lapses;

(e) if the Company commences to be wound up; or

(f) if the Optionholder was a Controlled Company of an Executive or a Permitted Trustee of an Executive when the Option was granted and, without the prior written consent of the Executive Committee, the Optionholder ceases to be a Controlled Company of the same Executive or a Permitted Trustee of the same Executive, as the case may be.

Subject to discretions which the Executive Committee may exercise (see below), each Option also lapses if the relevant Executive:

(a) dies; or

(b) ceases to be an Employee or Consultant before the Option has vested.

If the relevant Executive ceases to be an Employee or Consultant of the MGL Group or an Associated Company before an Option has vested and before the Expiry Date, or if the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the Optionholder. In making such a decision, the Executive Committee may consider any relevant matter (including, without limitation, whether the Executive ceased to be an employee by reason of Retirement, ill-health, accident or redundancy).

If an Executive dies before an Option has vested and before the Expiry Date, or if the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions which it specifies in the approval. If the

Option was granted to the Executive's Controlled Company or Permitted Trustee, the Option can then be exercised by that entity (but only at a time permitted by the Executive Committee and in accordance with any conditions specified by the Executive Committee in the approval). If the Option was granted to the Executive, the Executive Committee may in its absolute discretion allow the Option to be transferred to the Executive's legal personal representative so that the Option can be subsequently exercised (but only at a time permitted by the Executive Committee and in accordance with any conditions specified by the Executive Committee in the approval).

3.4.2 Employment Events

Options granted under this Offer are issued subject to a condition that a proportion of those Options held in respect of an Executive which have not yet vested will lapse if an Employment Event occurs in respect of that Executive. For the purposes of Options issued under this Offer, an Employment Event may occur if the Executive:

(a) changes from full-time work to part-time work including part-time consultancy arrangements; or
(b) reduces his/her part-time hours of work; or
(c) commences a period of unpaid leave, other than unpaid parental leave or unpaid leave in connection with an applicable statutory or company-provided insurance scheme, that exceeds 3 months (regardless of whether or not the intended period of leave was originally 3 months or less).

The number of Options which will lapse as a result of an Employment Event will be calculated immediately prior to the relevant vesting date of the Options, as set out below.

If an Employment Event occurs in respect of an Executive, the number of Options held in respect of that Executive which would be retained by the relevant Optionholder is:

(a) all vested Options at the time of the occurrence of the Employment Event; and
(b) the following proportion of each tranche of unvested Options (determined immediately prior to the relevant vesting date for that tranche):

Tranche 1 (i.e. those Options which vest on the second anniversary of the date the Executive commenced their employment or consultancy with the MGL Group or an Associated Company):

$$\frac{\text{number of paid hours worked in 24 months preceding the vesting date}}{2 \times \text{annual number of hours anticipated to be worked as at initiation date}^{\#}} \times \text{first tranche}$$

Tranches 2 and 3 (i.e. those Options which vest on the third and fourth anniversary of the date the Executive commenced their employment or consultancy with the MGL Group or an Associated Company):

$$\frac{\text{number of paid hours worked in 12 months preceding the vesting date}}{\text{annual number of hours anticipated to be worked as at initiation date}^{\#}} \times \text{second or third tranche}^{*}$$

* as appropriate

the initiation date is the date the Executive commenced their employment or consultancy with the MGL Group or an Associated Company for New Starter Options.

The remaining unvested Options held in respect of that Executive, which are not to be retained by the relevant Optionholder as determined above will lapse.

The relevant MGL Group Head may determine in their absolute discretion, that some or all Options which would otherwise lapse because of a prior Employment Event do not lapse, or that the vesting period of any options, which would otherwise lapse because an Executive commences a period of unpaid leave, other than unpaid parental leave or unpaid leave in connection with an applicable statutory or company-provided insurance scheme, that exceeds 3 months, is extended.

For the avoidance of doubt, no Executive is entitled to be granted more Options, nor will any Options vest earlier than they otherwise would, if an Executive changes from part-time work including part-time consultancy arrangements to full-time work or increases his/her part-time hours of work (unless the effect of the change or increase is to reverse or partially reverse the notional effect of an Employment Event in the 12 or 24 months preceding the vesting date, as applicable).

For example:
An Executive who commenced employment with the Company in Australia on 1 December 2007 who holds 3,000 unvested Options that were issued under this Offer works full-time from 1 December 2007 to 30 November 2008, that is 37.5 hours per week. If that Executive then changes to part-time work i.e. 3 days per week from 1 December 2008 to 30 November 2009, that is 22.5 paid hours per week (37.5 x 3/5 = 22.5), then the Executive will retain the following number of the first tranche of his/her Options:

$$\frac{(52x37.5)+(52x22.5)}{2x(52x37.5)} = \frac{3120}{3900} \text{ x } \quad 1000 \text{ Options} = 800 \text{ Options}$$

Therefore, 200 of the Executive's unvested Options will lapse.

If the Executive continues part-time work for 3 days per week from 1 December 2009 to 30 November 2010, then the Executive will retain the following number of the second tranche of his/her Options:

$$\frac{(52x22.5)}{(52x37.5)} = \frac{1170}{1950} \quad \text{x} \quad 1000 \text{ Options} = 600 \text{ Options}$$

Therefore, 400 of the Executive's unvested Options will lapse.

If the Executive reverts to full time work from 1 December 2010 to 30 November 2011, then the Executive will retain all of the third tranche of his/her Options, being 1,000 Options.

3.5 VESTING OF OPTIONS

The Options are subject to a vesting arrangement such that Options which have not vested at the date the Eligible Executive ceases to be an Employee or Consultant will, unless the Board or Executive Committee resolve otherwise, immediately lapse unexercised. The vesting arrangement applicable to the Options offered to an Eligible Executive is set out in his/her Application Form.

Each allocation of Mid Year Options will normally vest progressively over four years as follows:
(a) as to one third of the Options, on 1 July 2010;
(b) as to another one third of the Options, on 1 July 2011; and
(c) as to the remaining one third of the Options, on 1 July 2012.

Each allocation of New Starter Options will normally vest progressively over four years as follows:
(a) as to one third of the Options, on the second anniversary of the date of commencement of relevant employment or consultancy;
(b) as to another one third of the Options, on the third anniversary of the date of commencement of relevant employment or consultancy; and
(c) as to the remaining one third of the Options, on the fourth anniversary of the date of commencement of relevant employment or consultancy.

Once vested, each Option is exercisable until the Expiry Date into one Share in the Company (subject to adjustment over time for bonus issues and similar events described in section 3.11 below), which will be the same as all other Shares then on issue.

3.6 EXERCISE OF OPTIONS

Exercise of Options by Optionholders is subject to the Company's staff trading rules at the time of exercise. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying this Prospectus.

Under the current staff trading rules, Options may generally only be exercised:
(a) from the ex-dividend date for the Company's Shares in May/June until the end of August; and
(b) from the ex-dividend date for the Company's Shares in November/December until the end of February.

The Rules set out other periods during which Options may be exercised including where the Company makes a rights or entitlements issue of securities to its ordinary shareholders (and the Options have vested), where there is a deemed "Change in Control" of the Company and where a takeover offer is made for the Shares. Please refer to the Rules for further details.

Subject to the Rules (in particular as described in section 3.10 below) and the staff trading rules, once an Optionholder, or if the Optionholder is a Controlled Company or a Permitted Trustee, the relevant Eligible Executive, ceases to be an Employee or Consultant, any vested Options may be exercised during the next six months, (subject to the above staff trading rules) after which the Options will lapse unexercised.

At the time of exercising Options, Optionholders will need to consider whether they are in possession of information which may lead to any contravention of the insider trading laws in the Corporations Act. If in any doubt please seek professional legal advice.

To exercise an Option, an Optionholder must give a notice specifying that he or she wishes to exercise the Option to the Company accompanied by:
(a) the relevant Option Certificate, if any; and
(b) payment of the full amount of the Exercise Price.

Exercise of an Option is only effective when the Company receives full value for the full amount of the Exercise Price, which must be made by cheque, bank draft or other immediately available funds in favour of the Company. The Company does not currently require a minimum number of Options to be exercised but the Rules provide that the Executive Committee may, in the future, determine a minimum number. The exercise of an Option does not prevent the exercise of any other Option.

Not more than fifteen business days after the exercise of an Option becomes effective, the Company must allot and issue the Shares the subject of the Option. These Shares will rank *pari passu* in all respects (including as to dividends the entitlement to which is determined after the allotment) with all other Shares then on issue. The Company must apply to ASX (and any other stock exchange on which the Shares of the Company are then quoted) for, and will use its best endeavours to obtain, quotation for those Shares.

Where at the same time an Optionholder is obliged under the Rules to make a payment to the Company and the Company is also obliged under the Rules to make a payment to the Optionholder, the Executive Committee may decide to set off the amount of those payments so that:
(a) payment of the lesser amount is fully satisfied; and
(b) payment of the greater amount is satisfied by the payment of the difference between the lesser amount and the greater amount.

Please also refer to Section 4 for information on restrictions on Shares resulting from the exercise of Options.

Dealing in Shares resulting from the exercise of Options is also subject to the Company's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Company's interim and final results and after the Company's shareholder annual general meeting.

3.7 EXERCISE CONDITIONS ON OPTIONS ISSUED TO UK RESIDENTS

Rates and thresholds in this section are current as at 6 April 2008.

In the United Kingdom ("UK"), National Insurance ("NI") contributions will be payable by the Company at the time of exercise of Options issued to UK residents after 5 April 1999.

3.7.1 Employers' NI

Employers' NI contributions are currently levied at the rate of 12.8% and in respect of Options will (based on current legislation) be applied on the difference between the amount paid for the Option and the market value of the resulting Share(s). UK NI contributions may be payable on exercise of Options even if the Grantee has subsequently ceased to be a resident of the UK.

Options issued to UK residents are subject to a special "Exercise Fee".

This Exercise Fee is equivalent to the amount of any taxes or charges (including but not limited to employers' UK NI contributions) which are or may become payable as a result of the exercise of the Options. This amount is in addition to the Exercise Price of the Options and is payable at the time the Options are exercised.

The requirement to pay the Exercise Fee by an Eligible Executive who exercises Options that were issued to them whilst they were a tax resident of the United Kingdom was waived by the Executive Committee on 15 August 2005.

The Executive Committee retains the right to revoke the waiver and request payment of the Exercise Fee at any time in the future.

3.7.2 Employees' NI

UK residents should also note that employees' NI contributions are also payable by the Grantee. Contributions are due on income derived from UK services based on the following rates applicable from 6 April 2008:

Income (£) per annum (including Option gains)	Rate on income in band
0 – 5,435	0%
5,435.01 – 40,040	11%
40,040+	1%

A specific Application Form must be completed by Optionholders who will be resident in the UK at the time that their Options are granted. This Application Form sets out details of the Exercise Fee.

3.8 U.S. TRANSFER RESTRICTIONS

Neither the Options nor the Shares issuable upon exercise of the Options have been, or will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any U.S. state or other securities laws. The Options and the Shares have not been approved, disapproved or recommended by any U.S. federal, state or other securities commission or regulatory authority.

The Options and the Shares issuable upon exercise of the Options constitute "restricted securities" within the meaning of Rule 144 under the Securities Act. The Options or Shares may be offered, sold or otherwise transferred only (a) outside the United States in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act, (b) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available), (c) to a person whom it reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A under the Securities Act, or (d) pursuant to an effective registration statement under the Securities Act covering the shares, and in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction.

3.9 EXERCISE CONDITIONS ON EXECUTIVE DIRECTOR OPTIONS

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form.

The following is a summary of the exercise conditions that will normally apply

> Options granted to Executive Directors who are not Executive Voting Directors or members of the Executive Committee at the time of grant, may be exercised once vested and if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.
>
> Executive Directors who are Executive Voting Directors or members of the Executive Committee at the time of grant may exercise vested Options if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

The condition will be examined quarterly by the Company. Where an Option has vested, but the applicable condition was not satisfied at the end of the calendar quarter immediately preceding vesting, that Option will no longer be exercisable.

3.10 MODIFICATION OF VESTING PERIOD, EXERCISE PERIOD AND EXERCISE CONDITIONS

Where an Executive ceases or gives notice that she/he intends to cease to be an Employee or Consultant before any Options held vest, or the Executive's Application Form so provides, the Board or Executive Committee in their absolute and unfettered discretion may determine any or all of the following:

(a) that the vesting period of an Option is reduced to a period shorter than that specified in the invitation made in relation to that Option;

(b) that the period during which an Option may be exercised is extended for a specified period following the time that the Executive ceases to be an employee (but not beyond the Expiry Date); and

(c) that any exercise condition of the Option be waived.

3.11 DIVIDEND, VOTING, ADJUSTMENTS AND OTHER RIGHTS

Options carry no dividend or voting rights. The Rules also state that the Option Plan does not give an Executive any additional rights to compensation or damages as a result of the termination of employment or appointment.

3.11.1 Capitalisation of Profits or Reserves

Where prior to the Expiry Date of an Option, the Company issues Shares by way of capitalisation of profits or reserves, subject to the clauses on Pro-Rata Bonus issues (see 3.11.8 below), the Board or the Executive Committee may in their absolute discretion adjust either or both the number of Shares to be issued on exercise of an Option and the Exercise Price for that Option.

3.11.2 New Issues

Where prior to the Expiry Date of an Option, the Company gives holders of Shares the right (pro-rata with existing shareholdings and on terms including the payment of some consideration by the holders of Shares on exercising the right) to subscribe for additional Shares and the Option is not exercised as contemplated below (see 3.11.3), the Exercise Price of an Option after the issue of those Shares is adjusted in accordance with the formula below:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:

O' = new Exercise Price of the Option;

O = old Exercise price of the Option;

E = number of Shares into which one Option is exercisable;

P = the average closing price on the Automated Trading System provided for the trading of Shares on ASX, excluding special crossings, overnight sales and exchange traded option exercises per Share (weighted by reference to volume) during the 5 trading days ending before the ex-rights date or ex-entitlements date;

S = subscription price for one Share under the rights or entitlements issue;

D = dividend due but not yet paid on Shares (except those Shares to be issued under the rights issue or entitlements issue);

N = number of Shares with rights or entitlements that must be held to receive a right to one new Share.

3.11.3 Rights/Entitlements Issues

Where an Option has vested and prior to the Expiry Date of an Option, the Company makes an offer or invitation to holders of Shares for subscription for cash for shares, options or other securities of the Company or any other entity, the Company must give the Optionholder notice not less than ten business days before the book's closing date to determine entitlements to receive that offer or invitation. This is to enable the Optionholder to exercise the Option and receive the offer or invitation in respect of the Shares allotted on exercise of the Option.

3.11.4 Sub-division or Consolidation

Where prior to the Expiry Date of an Option, the Company subdivides or consolidates its Shares, the number of Options is subdivided or consolidated in the same ratio as the Shares are subdivided or consolidated, and the Exercise Price is amended in inverse proportion to the ratio in which the Shares are subdivided or consolidated.

3.11.5 Return of Capital

Where prior to the Expiry Date of an Option, the Company returns issued capital to holders of Shares, the Exercise Price of each Option is reduced by the same amount as the amount returned in relation to each Share.

3.11.6 Cancellation of Capital

Where prior to the Expiry Date of an Option, the Company cancels Shares on a pro-rata basis, the number of Options is reduced in the same ratio as the Shares are cancelled, and the Exercise Price of each Option is amended in inverse proportion to the ratio in which the Shares are cancelled.

3.11.7 Other Reorganisations

Where prior to the Expiry Date of an Option, the Company reorganises its issued capital in a manner that is not referred to in 3.11.4, 3.11.5 or 3.11.6 above, the number of Options, or the Exercise Price of those Options, or both, must be reorganised so that the Optionholder does not receive a benefit that holders of Shares do not receive. This does not prevent a rounding up of the number of Shares the Optionholder may receive on exercise of an Option if the rounding up is approved at the meeting of Share holders which approves the reorganisation.

3.11.8 Pro-rata Bonus Issues

Where prior to the Expiry Date of an Option, the Company makes a pro-rata bonus issue to holders of Shares and the Option is not exercised before the book's closing date to determine entitlements to that bonus issue, the number of Shares to be issued on exercise of the Option is the number of Shares, which would have been issued on exercise of the Option before that bonus issue, plus the number of bonus Shares which would have been issued to the Optionholder, if the Option had been exercised before that book's closing date.

3.11.9 Notice of Adjustment

The Company must give notice to Optionholders of any adjustment to the number or description of securities which are to be issued on exercise of an Option or to the Exercise Price (if the Company is listed on ASX, in accordance with the applicable Listing Rules).

3.11.10 Listing Rules

If the Company is listed on ASX, each amendment contemplated by the provisions described above is subject to its being consistent with the Listing Rules.

3.11.11 Cumulative Adjustments

Each adjustment described in 3.11.1 to 3.11.8 above is to be made to either or both the Shares and the Exercise Price in respect of each Option granted and unexercised at the time of the adjustment.

3.11.12 Rounding

Before an Option is exercised, all adjustment calculations are to be carried out including all fractions (in relation to both the Shares and the Exercise Price of the Options). On exercise by a person of a number of Options, the aggregate number of Shares issued to that person as a result of those exercises is rounded down to the next lower whole number and the Exercise Price per Option rounded up to the next higher cent.

3.12 AMENDMENT OF THE OPTION PLAN

Subject to the Listing Rules, the Board or Executive Committee may at any time and from time to time by resolution:

(a) amend all or any of the Rules or all or any of the rights or obligations of the Optionholders or any of them; and

(b) formulate (and subsequently amend) special terms and conditions, in addition to those set out in these Rules, to apply to Eligible Executives employed in, resident in, or who are citizens of, a particular jurisdiction.

3.13 TRANSFER OF OPTIONS

Each Option is personal to the Optionholder and is not transferable, transmissible, assignable or chargeable except in the situations described immediately below or with the prior written consent of the Executive Committee. The exercise conditions set out on the personal Application Form accompanying this Prospectus may include further restrictions on the transfer of Options.

3.13.1 Death

— If an Optionholder dies after an Option has vested and before the Expiry Date of the Option, with the written approval of the Executive Committee in its absolute discretion, the Option may (but only at a time permitted by the approval and in accordance with any conditions specified in the approval) be transferred to the Optionholder's legal personal representatives.

3.13.2 Transfers from or to a Controlled Company

Executive Committee has given prior consent to transfers of Options in the following circumstances:

(a) for an Option issued to an Eligible Executive in their own name, consent has been given for the transfer of the Option into a Controlled Company of the Eligible Executive; and

(b) for an Option issued to a Controlled Company of an Eligible Executive, consent has been given for the transfer of the Option into the individual name of the Eligible Executive.

Eligible Executives should note that the Australian superannuation rules prohibit a Controlled Company in its capacity as trustee of a superannuation fund from acquiring Options from a related party.

For more information on how to transfer an Option from or to a Controlled Company, an Optionholder should contact Company Secretarial on (02) 8237 7407 or (02) 8237 3216.

3.13.3 Sale of Options Facility

Executive Committee may from time to time, permit the transfer of Options under an approved sale of Options facility under which an Optionholder may transfer to an approved third party, unexercised vested Options which have met any applicable exercise conditions.

As at the date of this prospectus, the Company has approved a sale of Options facility which will be offered to Optionholders by a third party. Executive Committee has given its approval for transfers of Options in accordance with this facility.

Broadly the terms of the sale of Options facility are as follows:

- During a period when an Optionholder can both exercise Options and sell Company shares (and only during such periods), an Optionholder sells a vested Option (which has met any applicable exercise conditions) to the third party;

- Optionholder receives the consideration reflecting the current market price of the underlying shares less the exercise price and the facility fee;

- The third party will be required to withhold from the Optionholder and pay to the Company any applicable withholding taxes.

Please refer to Macnet or contact the Company Secretarial Division for details of the current sale of Options facility.

The Company does not guarantee that a sale of Options facility, or any similar facility for the transfer of Options, will be available when your Options vest and/or when you may be interested in disposing of them.

3.14 ISSUES TO SPR PLAN COMPANY

The Company may amend the Plan Rules to permit the offer of Options to an external company (proposed to be called the SPR Plan Company in the Plan Rules) in connection with offers to employees of and Consultants to the Group under other long term incentive plans. Any amendment of the Plan Rules for this purpose will not affect the rights of existing Plan participants under the Plan or Offers made under this Prospectus.

3.15 UK SUBPLAN

The Company has introduced a UK specific options sub-plan ("UK Subplan"). Information concerning the UK Subplan will accompany the Application Form sent to Eligible Executives who may be granted Options under the terms of the UK Subplan. The introduction of the UK Subplan has not affected the rights of existing Plan participants under the Plan. An information booklet relating to the UK Subplan and a copy of the rules relating to the UK Subplan are available on Macnet.

3.16 SOUTH AFRICAN SUBPLAN

The Company has introduced a South African specific options sub-plan ("South African Subplan"). Information concerning the South African Subplan will accompany the Application Form sent to Eligible Executives who may be granted Options under the terms of the South African Subplan. The introduction of the South African Subplan has not affected the rights of existing Plan participants under the Plan. An information booklet relating to the South African Subplan and a copy of the rules relating to the South African Subplan are available on Macnet.

4. DEFERRED EXERCISE SHARE OPTION PLAN

4.1 INTRODUCTION

The Option Plan Rules include a six month Non-Disposal Period and other Restrictions relating to granting security over or disposing of the Shares issued on exercise of an Option issued under the Option Plan. Shares issued on exercise of an Option may also be forfeited in certain circumstances. These parts of the Option Plan Rules are referred to as the Deferred Exercise Share Option Plan ("DESOP").

Shares resulting from the exercise of Options will be placed under the DESOP unless Optionholders request the Company waive the application of the DESOP arrangements to some or all of the Shares. Unless the Company is aware of circumstances which, in the reasonable opinion of the Company, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Company or any Associated Company then this request will be granted by the Company.

The taxation implications of participating in the DESOP are set out in the "Taxation Considerations" section below.

4.2 HOW THE DESOP OPERATES

4.2.1 Company Shares Resulting from the Exercise of Options

Subject to the following comments, an Optionholder's Shares resulting from the exercise of Options will be automatically placed into the DESOP. The Option Exercise Form must be completed and signed by the Optionholder at the time the Optionholder elects to exercise their Options. At this time the Optionholder may also request the Company waive the application of the Non-Disposal Period and Restrictions on Shares issued on exercise of the Option. The Shares will be held outside the DESOP, provided this request is accepted by the Company.

4.2.2 How the Shares are Held in DESOP

The Shares which are held in the DESOP will be registered in the name of the Optionholder and cannot be held under any other name. The Shares are held subject to the terms of the DESOP. The Shares will be uncertificated. A DESOP Participant will be sent a holding statement shortly after the Shares are registered in their name.

4.2.3 Purpose and Role of the DESOP

The Company has introduced the DESOP into the Option Plan to further encourage long term employee share ownership and alignment of the interests of employees with shareholders.

For MGL Employees, shares held in the DESOP may qualify for a tax deferral in Australia until the earlier of ten years from the date of grant of the underlying Options, the date when shares may first be sold, having been withdrawn from the DESOP (i.e. the first day of the next staff trading period if the withdrawal occurs outside staff trading period), or the date the relevant MGL Employee ceases to be employed by the Company or a Subsidiary Company. (See section 5, "Taxation Considerations").

The Shares are subject to a six month Non-Disposal Period from the date that the Shares are placed into the DESOP and are subject to the Restrictions which apply at all times while held under the DESOP.

4.2.4 How the DESOP is Administered

The day to day administration of the DESOP is undertaken by the Plan Company, an independent company owned by the partners of Moore Stephens Sydney Chartered Accountants. The Company may replace the Plan Company and appoint a new entity to act as the Plan Company at any time by notice in writing to the Plan Company or otherwise as agreed between the Company and the Plan Company.

4.3 MAIN CONSEQUENCES TO EXECUTIVES FROM DESOP

The Shares may be held under the DESOP until ten years from the date of grant of the Options (or until the DESOP Participant elects to sell or withdraw the Shares, or the relevant Executive leaves the employ of, or ceases his/her contract with, the Company or an Associated Company, if earlier).

Where the Optionholder is an MGL Employee and provided the MGL Employee does not make the taxation election discussed in section 5, "Taxation Considerations" below, no tax will be payable on grant or exercise of the Options, however any applicable employment taxes and oncosts may be charged to the MGL Employee's BCR (see section 5.8 below). Normal income tax (not capital gains tax) will be payable by the DESOP Participant (based on the market value, or sales proceeds, of the Shares less the Exercise Price paid on the exercise of the Options) at the earlier of:

(a) ten years from the date of grant;

(b) the date the MGL Employee ceases employment; or

(c) the date when Shares may first be sold, having been withdrawn from the DESOP.

Where an Associated Company Employee, Consultant or Controlled Company or Permitted Trustee is the Optionholder, participation in the DESOP will create no additional taxation consequences. In these circumstances, no deferral of tax would be available (see sections 5.4 to 5.6 below).

The Shares held in DESOP do not attract fringe benefits tax and are not subject to any superannuation restrictions. In addition, DESOP Participants are not responsible for administration costs involved in operating the DESOP as these costs are borne by the Company.

Some examples of situations in which an Executive may wish to request the Company waive the application of the Non-Disposal Period and Restrictions on Shares

1. Executives who do not want Shares to be subject to a six month Non-Disposal Period and ongoing Restrictions and forfeiture provisions (as described in section 4.6) for the entire time the Shares are held in DESOP;
2. Executives who wish to grant security over Shares issued on exercise of their Options. A third party is likely to be reluctant to accept security over Shares which are held subject to the Restrictions and forfeiture provisions of the DESOP, assuming such security is permitted by the Plan Company and the Company;
3. Executives who are overseas residents;
4. Executives who hold their Options via a company structure and who were assessed for tax on receipt of the Options;
5. Executives who are intending to resign within a short time frame from the Company or an Associated Company (once employees resign, they cannot remain in the DESOP);
6. Executives who wish to sell the Shares on exercise of the Options; and
7. Executives who have made the taxation election discussed in section 5. below.

4.4 HOW TO EXERCISE AND NOT PARTICIPATE

The Application Form for Eligible Executives to apply for Options also includes a DESOP Power of Attorney, which must be completed as part of the application for Options. The DESOP Power of Attorney will enable the Plan Company and its officers to acquire, dispose of, or to otherwise deal with, any Shares under the DESOP on behalf of the DESOP Participant.

Before an Optionholder exercises Options, the Optionholder must complete an Option Exercise Form. The Option Exercise Form will allow an Optionholder to request the Company to waive the application of the Non-Disposal Period and Restrictions on all or a lesser nominated amount of Shares. Unless the Company is aware of circumstances which, in the reasonable opinion of the Company, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of their obligations to the Company or any Associated Company then this request will be granted by the Company. Any remaining Shares not subject to a waiver will be held in the DESOP.

A DESOP Participant must hold a minimum of 100 Shares under the DESOP. There is no maximum limit on the number of Shares the Optionholder may hold in the DESOP in relation to Shares resulting from the exercise.

4.5 ENTITLEMENTS RELATING TO SHARES HELD IN DESOP

Shares held in DESOP are fully paid ordinary Shares ranking equally with all other fully paid ordinary Shares of the Company then on issue. DESOP Participants who hold Shares in DESOP will, (unless the Shares are forfeited):

— (a) receive dividends in relation to the Shares under the DESOP. When the dividends are received, they become part of the DESOP Participant's income and will need to be declared in their taxation return. The Share Registry will send dividend statements directly to the DESOP Participant;

— (b) qualify for rights, bonus and other issues of the Company's Shares (if any); and

— (c) have normal voting rights.

—

4.6 RESTRICTIONS ON DEALING WITH SHARES HELD UNDER DESOP

The Shares held under the DESOP will be subject to the Non-Disposal Period and the Restrictions as set out in the Rules and summarised below.

4.6.1 Non-Disposal Period

A DESOP Participant may not sell, transfer, or dispose of any Shares held under the DESOP for a period of six months from the date that the Shares are issued to the DESOP Participant on exercise of the Option, unless:

(a) the Plan Company approves the DESOP Participant's request for withdrawal because of special circumstances (eg death, total and permanent disability or demonstrated hardship) of the relevant Executive;

(b) the relevant Executive leaves the employ of the Company or an Associated Company in the meantime. In this case, the Shares which are held by the relevant DESOP Participant will cease to be subject to the terms of the DESOP and will be held by the DESOP Participant outside the DESOP assuming the Shares are not liable to be forfeited; or

(c) a special situation arises such as a takeover of the Company, a voluntary winding up of the Company, the Shares become subject to compulsory acquisition, or the Company being subject to a reconstruction or an amalgamation with other companies, in which case the Executive may be able to withdraw from the DESOP.

4.6.2 Forfeiture

A DESOP Participant will forfeit any right or interest in any Shares or entitlements under the DESOP to the Plan Company if the relevant Executive has been convicted on indictment of an offence against the Corporations Act in connection with the affairs of the Company or an Associated Company, commits any act of theft, fraud or defalcation in relation to the affairs of the Company or any Associated Company (whether or not the Executive is charged with any offence) or if the relevant Executive does an act (or fails to do an act) which, in the opinion of the Company, brings the Company or any Associated Company into disrepute.

The Company may determine that any forfeited Shares or their proceeds are to be transferred to another employee, used in another employee share plan of the Company or used in the Macquarie Group Superannuation Fund.

4.6.3 Security Interests

Security interests, including charges and mortgages, may only be granted in respect of Shares held under the DESOP if the relevant DESOP Participant receives the prior written consent of the Plan Company and is approved by the Company. Such consent will only be provided where the Plan Company and the Company are satisfied that the security interest would not interfere with their ability to enforce the restrictions and forfeiture provisions under the Rules. It is expected that financiers may have difficulty in accepting Shares held in the DESOP as security and DESOP Participants *should not assume that they will be able to charge or mortgage their DESOP Shares.*

4.6.4 Enforcement of Restrictions

The Plan Company is entitled to make such arrangements as it considers necessary to enforce the six month Non-Disposal Period, the other Restrictions on a DESOP Participant dealing with Shares or granting a security interest over Shares and the forfeiture provisions, and the DESOP Participant must agree to such arrangements.

4.7 WITHDRAWAL AND SALE OF SHARES

Following the expiry of the six month Non-Disposal Period, DESOP Participants wishing to sell Shares may do so only after the Shares are withdrawn from the DESOP. Shares may remain subject to the DESOP for a period of up to ten years from the date of grant of the Options. DESOP Participants who wish to withdraw Shares from the DESOP (whether to sell them or otherwise) must submit a Notice of Withdrawal of Shares which must be approved by the Plan Company.

Shares held by a DESOP Participant will also be withdrawn from the DESOP (providing those Shares have not been forfeited) on the earlier of:

(a) the relevant Executive ceasing to be employed by the Company or an Associated Company; and

(b) ten years from the date of grant of the underlying Options.

If an Executive leaves the employ of the Company or an Associated Company, then subject to the operation of the forfeiture provisions of the DESOP, the Plan Company will, on receiving notification from the Company of his/her ceasing employment, advise the Share Registry to lift any restrictions on the relevant DESOP Participant's Shares.

Trading in Shares will still be subject to the Company's then applicable rules on staff trading. However, it is noted that even during staff trading periods, staff who personally are in possession of non-public, price sensitive information about the Company must not deal in Shares.

5. TAXATION CONSIDERATIONS

5.1 GENERAL COMMENTS

The following comments regarding the taxation implications of participation in the Option Plan are general in nature and based on current Australian tax laws and practices.

Taxation in relation to the Option Plan is complex. Eligible Executives are advised to seek their own professional taxation advice in relation to their personal tax liabilities and, if relevant, those of their Controlled Company or Permitted Trustee. Such advice should be obtained at the time of application for Options and of completing their tax returns for the years including the date of grant, lapses of Options, exercises of Options, sale of Options, cessation of employment, and on sale of any Shares resulting from exercise of Options.

The comments are generally relevant to MGL Employee participants who are residents of Australia for taxation purposes during the entire Option holding period and the subsequent sale of Options or Shares.

Different taxation rules apply to participants who are Associated Company Employees, Consultants or MGL Employees who are non-residents of Australia for taxation purposes at any time during the Option holding period or the subsequent sale of Options or Shares. Further information for non-resident participants is available on Macnet.

Eligible Executives who are Consultants or subject to tax in overseas jurisdictions should seek specific professional taxation advice on their particular situations and note potential reporting and withholding obligations for the Company outlined at 5.9.

Relationship with other Equity Plans of the Company

MGL Employee participants in other employee equity plans should ensure that they are aware of, and carefully consider, their taxation positions under those plans as it is important to consider the overall effect of making (or not making) the section 139E taxation election. Only one election can be made each financial year and this will apply to all employee equity plans under which the MGL Employee acquires shares or Options in that year, but not to acquisitions of shares pursuant to the exercise of Options.

DESOP Conditions

Shares issued on the exercise of Options will, unless a waiver is granted, automatically be subject to the DESOP Non-Disposal Period and other Restrictions.

DESOP participants should note that the Company does not warrant that any particular taxation treatment will apply. Participants should seek professional financial and taxation advice referable to their individual circumstances to assist in determining whether or not to request a waiver of the DESOP restrictions.

5.2 MGL EMPLOYEE AS OPTIONHOLDER AND NO SECTION 139E ELECTION MADE

If the Options are taken up by the MGL Employee personally and the Tax Act section 139E election (see below) is not made, no tax is payable on grant of the Option, however any applicable employment taxes and oncosts may be charged to the MGL Employee's BCR (see section 5.8 below).

In such a case, the taxing point for the Options, called the "Cessation Time", is the earliest of the following events:

(a) where the DESOP conditions apply to the Shares acquired on exercise of the Options, the first time that those Shares could be traded following release from the DESOP conditions (i.e. the first day of the next staff trading period if the release occurs outside a staff trading period);

(b) when the MGL Employee ceases employment with the Company or a Company Subsidiary (see section 5.5 below);

(c) ten years from the date of grant of the Options;

(d) where the Options have been exercised and the Company has waived the DESOP conditions, the first time that those Shares could be traded following the exercise of the Options (i.e. the first day of the next staff trading period if the exercise occurs outside of a staff trading period) will be the taxing point:

(e) when the MGL Employee disposes of the Options (eg. sale of vested Option under a sale of Options facility).

Note in relation to (a), the Commissioner may take the view that the Cessation Time is the time of release from DESOP conditions or exercise (if DESOP conditions are waived), not the first day of the next staff trading period.

If an MGL Employee **sells the Options** in an arm's length sale within 30 days of the Cessation Time, the MGL Employee will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Options.

If an MGL Employee **exercises the Options and sells the Shares** in an arm's length sale within 30 days of the Cessation Time, the MGL Employee will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Shares less the Exercise Price of the Options.

If an MGL Employee **exercises the Options and holds the Shares** beyond 30 days of the Cessation Time the MGL Employee will include as assessable ordinary income (not capital gain) an amount equal to the "market value" of the Shares at the Cessation Time less the Exercise Price of the Options. The "market value" is deemed to be the weighted average of the prices at which Company Shares traded on ASX during the one week period up to and including the Cessation Time. For future capital gains tax ("CGT") purposes, the Shares will have a cost base equal to the market value of the Shares at the Cessation Time.

Should the Exercise Price exceed the market value, no amount will be required to be included in the MGL Employee's assessable income. Strictly speaking, in these circumstances, the Shares will have a cost base (for CGT purposes) equal to their market value. However it may be that the Australian Taxation office ("ATO") will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

5.3 MGL EMPLOYEE AS OPTIONHOLDER AND SECTION 139E ELECTION MADE

If the Options are taken up personally by the MGL Employee, the Tax Act section 139E election is available should the MGL Employee wish to be assessed for tax in the tax year of grant, in which case there is no further tax until the sale of the Options or Shares. Any further assessable amounts at that time are assessed as capital gains, not ordinary income. Note that the section 139E election covers all grants of shares and rights under employee share acquisition schemes during the tax year in question (but not the acquisition of shares pursuant to the exercise of options), and enables the tax-concession under the Macquarie Group Employee Share Plan ("$1,000 Employee Share Plan") to be accessed.

An MGL Employee has until the date of lodgement of the tax return for the year of grant of the Options to decide whether to make the election. On 13 May 2008 the Government announced an intention to amend section 139E. If enacted in its current form, the amendment will apply from 1 July 2008, and will require any section 139E election to be made in the MGL Employee's tax return for the year of grant of the Options.

If an MGL Employee makes the election, he/she must include an amount determined under the Tax Act (typically a specified percentage of the Exercise Price) as ordinary income for the year of grant. This same amount is also included in the capital gains cost base of the Option, and ultimately, the Share. Exercise of the Option does not trigger any tax liabilities but the Exercise Price is also included in the cost base of the Share.

The Share will be subject to the Non-Disposal Period and DESOP Restrictions unless these are waived by the Company. *Where the election has been made, the DESOP conditions do not have any tax effect; neither entry nor exit from the DESOP is a taxable event.*

The specified percentage to be included in the MGL Employee's assessable income for the year of grant of the Options depends on the "market value" of Shares on the date of grant relative to the Exercise Price. If these amounts are equal, the specified percentage is 11.6% (for a 5 year Option). If the market value has increased between the time of calculation of the exercise price and the grant of the Options, the specified percentage increases.

If having made the election the Option expires unexercised, the MGL Employee's tax return should be amended and the overpaid tax refunded (together with assessable interest).

50% CGT Concession

The 50% CGT concession will apply to a capital gain made on Options or Shares which are sold more than 12 months after their acquisition date.

Where the Options are sold, the acquisition date is the Option grant date. If the MGL Employee sells the Options more than 12 months after the grant date, any capital gain on the sale of the Options would be eligible for the 50% CGT concession.

Where the Options are exercised and Shares sold, the current view of the Australian Taxation Office, which is supported by case law, is that the acquisition date is the date the Options are exercised. On this view, the 50% CGT concession will only apply once the Shares have been held for 12 months starting from the day the Shares are acquired through the exercise of Options. On this view, if an MGL Employee sells the Shares more than 12 months after the date the Shares are acquired, any capital gain on sale of the Shares would be eligible for the 50% CGT concession.

An alternative view is that the acquisition date is the date the Options are acquired on the basis that the grant of the Options constitutes an agreement to acquire the Shares, and the 12 month holding period commences from the date the agreement to acquire the Shares is entered into. If this view is correct, an MGL Employee would not have to hold the Shares for more than 12 months for a capital gain to be eligible for the 50% CGT concession (provided the Employee acquired the Options at least 12 months prior to the disposal of Shares acquired pursuant to their exercise). The Commissioner of Taxation has disputed this treatment.

The Company does not warrant any particular treatment. Therefore, MGL Employee's who wish to adopt the alternative view should discuss with their personal tax adviser the applicability of the alternative views above to their particular circumstances.

5.4 CONTROLLED COMPANY OR PERMITTED TRUSTEE OF MGL EMPLOYEE AS OPTIONHOLDER

If a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an MGL Employee takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 5.3 above should be included as ordinary income in the MGL Employee's personal tax return for the year of grant. This amount is also included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the MGL Employee leaving the employment of the MGL Group. Where the Option is disposed of the capital gains cost base includes the amount previously included in the MGL Employee's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the MGL Employee's assessable income. If the Option lapses, the Controlled Company or Permitted Trustee would crystallise a capital loss equal to the amount previously included in the MGL Employee's assessable income but in this case, the tax paid by the MGL Employee is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Company. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against the Controlled Company's or Permitted Trustee's current or future capital gains. Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

MGL Employees should note there may be additional and potentially adverse taxation outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund.

MGL Employees should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options by a Controlled Company or a Permitted Trustee.

5.5 ASSOCIATED COMPANY EMPLOYEE OR CONTROLLED COMPANY OR PERMITTED TRUSTEE OF ASSOCIATED COMPANY EMPLOYEE AS OPTIONHOLDER

If an Associated Company Employee, or a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an Associated Company Employee takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 5.3 above should be included as ordinary income in the Associated Company Employee's personal tax return for the year of grant. This amount is also included in the capital gains cost base of the Option if the Option is held by an Associated Company Employee. If a Controlled Company or Permitted Trustee of the Associated Company Employee takes up the Options rather than the Associated Company Employee, this amount is instead included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the cessation of the Associated Company Employee's employment with the Associated Company. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Associated Company Employee's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Associated Company Employee's assessable income. If the Option lapses, the Associated Company Employee, or the Controlled Company or Permitted Trustee of the Associated Company Employee (being the relevant entity that acquired the Option) would crystallise a capital loss equal to the amount previously included in the Associated Company Employee's assessable income but in this case, the tax previously paid by the Associated Company Employee is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Company. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against current or future capital gains of the entity that acquired the Options or Shares (as relevant) (being the Associated Company Employee or Controlled Company or Permitted Trustee). Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

Associated Company Employees should note there may be additional and potentially adverse taxation outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund.

Associated Company Employees should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options in their own name or by a Controlled Company or Permitted Trustee.

5.6 CONSULTANT OR CONTROLLED COMPANY OR PERMITTED TRUSTEE OF CONSULTANT AS OPTIONHOLDER

If a Consultant, or a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of a Consultant takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 5.3 above should be included as ordinary income in the Consultant's personal tax return for the year of grant. This amount is also included in the capital gains cost base of the Option if the Option is held by a Consultant. If a Controlled Company or Permitted Trustee of the Consultant takes up the Options rather than the Consultant, this amount is instead included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the cessation of the Consultant's contract with the MGL Group or an Associated Company. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Consultant's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Consultant's assessable income. If the Option lapses, the Consultant, or the Controlled Company or Permitted Trustee of the Consultant (being the relevant entity that acquired the Option) would crystallise a capital loss equal to the amount previously included in the Consultant's assessable income but in this case, the tax previously paid by the Consultant is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Company. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against current or future capital gains of the entity that acquired the Options or Shares (as relevant) (being the Consultant or Controlled Company or Permitted Trustee). Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

Consultants should note there may be additional and potentially adverse taxation outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund.

Consultants should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options in their own name or by a Controlled Company or Permitted Trustee.

5.7 IMPLICATIONS OF CESSATION OF MGL EMPLOYMENT OR CONTRACT

5.7.1 Optionholder is an MGL Employee who has not made the section 139E election in respect of the year of grant of the Options

The MGL Employee will be subject to income tax on cessation of employment with the MGL Group in respect of any vested Options or Shares acquired on exercise of those Options held subject to the DESOP restrictions. The lapsing of unvested Options (or the cancellation of vested Options) does not have any tax implications in these circumstances.

Vested Options

— If the vested Options are sold on or before the date of cessation of employment, the sales proceeds must be included in the MGL Employee's normal assessable income (not capital gain) in the tax return for the year of sale.

— If the vested Options are exercised and the next staff trading period commences on or before the date of cessation of employment and the Shares are sold in an arm's length sale within 30 days of the start of the staff trading period, the sales proceeds less the Exercise Price must be included in the MGL Employee's normal assessable income (not capital gain) in the tax return for the year of exercise.

— If the vested Options are exercised and the next staff trading period commences on or before the date of cessation of employment (and the Shares are not held subject to the DESOP restrictions) and the Shares are not sold within 30 days of the start of the staff trading period, the MGL Employee must include in his/her tax return for the year the staff trading period commences the "market value" of the start of the staff trading period less the Exercise Price. The Shares acquired on exercise of those Options will have a capital gains cost base equal to their "market value" at the start of the staff trading period of the Options. The "market value" is the weighted average Share price during the one week period up to and including the first day of the staff trading period. If there were no transactions during that period the latest offer price within that period is treated as the market value.

Note that the Commissioner may take the view that the cessation time is the time of exercise of the options and not the first day of the next staff trading period.

— However, if the vested Options are exercised after the date of cessation of employment, and the shares are not sold within 30 days of the date of cessation of employment, the MGL Employee must include in his/her tax return in the year of cessation of employment the greater of:

— (a) the "market value" of MGL Shares on the date of cessation of employment less the Exercise Price of the Options; and

— (b) a specified percentage of the Exercise Price, calculated by reference to the remaining life of the Options, and the "market value" of MGL Shares at the date of cessation of employment relative to the Exercise Price (refer to the Taxation Division for detailed calculation).

— The amount included in assessable income is also included in the cost base of the Options and, on exercise of the Options, is included in the cost base of the Shares acquired on exercise of those Options.

— If the vested Options are exercised after the date of cessation of employment, and the Shares are sold in an arm's length sale within 30 days of the date of cessation of employment, the sale proceeds less the Exercise Price must be included in the MGL Employee's normal assessable income (not capital gain) in the tax return for the year of cessation of employment.

— DESOP Shares

If the Options have been exercised during employment and the Shares acquired on exercise of those Options are held subject to the Non-Disposal Period and DESOP Conditions, the Shares will leave the DESOP on the cessation of employment. This will be the taxing point (the Cessation Time).

If the ex-DESOP Shares are sold in an arm's length sale within 30 days of leaving the DESOP, the sales proceeds reduced by the Exercise Price must be included in the MGL Employee's normal assessable income.

— If the ex-DESOP Shares are held beyond 30 days of leaving the DESOP, the MGL Employee must include an income amount in his/her tax return for the year of cessation of employment being the market value of the ex-DESOP Shares at the date of leaving the DESOP reduced by the Exercise Price. The Shares will have a capital gains cost base equal to the market value of the Shares.

— Should the Exercise Price exceed the market value, no amount will be required to be included in the MGL Employee's assessable income. Strictly speaking, in these circumstances the Shares will have a capital gains cost base equal to their market value. However, it may be that the ATO will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

Lapsed Options

There are no tax implications if the Options lapse on the MGL Employee leaving the MGL Group.

5.7.2 MGL Employee has made the section 139E election to be taxed in the year of grant or if the Options are taken up in a Controlled Company or by a Permitted Trustee of the MGL Employee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of employment in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount

initially included in the MGL Employee's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an MGL Employee lapse unexercised, the tax paid on grant (with the exception of any payroll tax paid at the time of grant) may be refunded (with assessable interest). If the Controlled Company or Permitted Trustee took up the lapsed Options it should instead incur a capital loss equal to the amount initially included in the MGL Employee's assessable income.

5.7.3 Optionholder is an Associated Company Employee or Controlled Company or Permitted Trustee of the Associated Company Employee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of the Associated Company Employee's employment with the Associated Company in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of the Associated Company Employee's employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Associated Company Employee's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an Associated Company Employee or a Controlled Company or Permitted Trustee of an Associated Company Employee lapse unexercised, the tax paid on grant will not be refunded. The Associated Company Employee (or the Controlled Company or Permitted Trustee, if the Controlled Company or Permitted Trustee of the Associated Company Employee took up the Options) should instead incur a capital loss equal to the amount initially included in the Associated Company Employee's assessable income.

5.7.4 Optionholder is Consultant or a Controlled Company or Permitted Trustee of a Consultant

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of the Consultant's contract with the MGL Group in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of the Consultant's contract.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Consultant's assessable income. (It is noted that exercise must occur generally within six months of the cessation of the contract).

Lapsed Options

If Options held by a Consultant or a Controlled Company or Permitted Trustee of the Consultant lapse unexercised, the tax paid on grant will not be refunded. The Consultant (or the Controlled Company or Permitted Trustee, if the Controlled Company or Permitted Trustee of the Consultant took up the Options) should instead incur a capital loss equal to the amount initially included in the Consultant's assessable income.

5.8 EMPLOYMENT TAXES AND ONCOSTS

Options acquired under the Option Plan may be subject to employment taxes and oncosts such as payroll tax or workers compensation insurance premiums, or both, in the state or territory where the Eligible Executive is employed.

The following information is current as at 5 June 2008, and is subject to change at any time. Eligible Executives should note that different rules may apply at the time their Options are granted. NSW, Victoria, Queensland, ACT, Western Australia and Northern Territory have all enacted legislation to levy payroll tax on Options. Bills have also been introduced in South Australia and Tasmania and, if passed in their current form, will also impose payroll tax on Options from 1 July 2008.

Any payroll tax that is levied upon New Starter Options issued under this Prospectus will be borne by the Company or a Company Subsidiary.

If any other employment taxes or oncosts, including payroll tax or workers compensation, become payable on the grant of Options under this Prospectus under any current or future law or regulation, the Company may, at its absolute discretion, charge these to the Eligible Executive's BCR.

Calculation of Payroll Tax

Payroll tax may be applicable where the Eligible Executive has an employment connection with the relevant state at the date of grant of the Options.

A payroll tax liability will arise in relation to any Options granted to an Eligible Executive with the requisite employment connection with the state or territory. Except in the ACT, payroll tax is levied on the "market value" of Options as calculated under Commonwealth income tax legislation. Therefore, if the market value of Company shares (determined as the weighted average of prices during the one week period up to and including the date of Grant) is equal to the Exercise Price of an Option as at the date of Grant of that Option, the market value of that Option will be 11.6% of the Exercise Price.

If the market value of Company shares is not equal to the Exercise Price of an Option as at the date of Grant of that Option, Eligible Executives should contact the Taxation Division on (02) 8232 5687 or (02) 8232 6832 to be advised of the method by which the market value of the Option will be calculated.

In the Australian Capital Territory, payroll tax is levied on the amount by which the market value of Shares (determined as the weighted average of prices during the one week before the date of Grant) exceeds the Exercise Price. If the market value is equal to or less than the Exercise Price, there is no payroll tax liability.

State payroll tax rates effective 1 July 2008 are as follows (note rates are subject to change):

New South Wales	6.00%
Victoria	4.95%
Queensland	4.75%
South Australia	5.00%
Western Australia	5.50%
Tasmania	6.10%
Australian Capital Territory	6.85%
Northern Territory	5.90%

5.9 COMPANY REPORTING AND WITHHOLDING OBLIGATIONS

Eligible Executives should be aware that in certain countries the Company or a Company Subsidiary is required to report to the local revenue authority details of Options granted to Eligible Executives and Options exercised by Eligible Executives. In addition, in certain countries the Company or a Company Subsidiary is required to withhold tax from any gain made on the Options.

6. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

6.1 FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

The value of the Options will fluctuate with the value of the Shares, which are quoted on ASX. Generally, the mechanisms by which holders may obtain benefits are through either exercising the Options into Shares or, where permitted, by selling the Options. However, Options need not be exercised so that unlike Shares, a loss may be avoided by not exercising if the market price of the Shares is below the Exercise Price. No amount is payable for the grant of the Options. However, any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 5.8 above).

Once Options are exercised, the holder of the resultant Shares is exposed to the normal risks of owning Shares. The price of the Shares will fluctuate and depend on the Company's performance, investors' perceptions and the Australian sharemarket generally. Being senior executives of the Company, Eligible Executives will be aware of the myriad of factors which affect the Company's performance.

There are two main financial benefits that may arise from owning Shares:

(a) income in the form of dividends; and

(b) growth in the value (capital appreciation) of Shares.

There are also risks associated with Share ownership. The Company is a limited liability company and persons holding Shares are not obliged to contribute more share capital in the event of losses. However, it is possible that, if there are losses or profits fall, holders of Shares may not receive dividends or dividends may be reduced and the value of their Shares may fall.

Every investment involves an element of risk. Shares should be considered a long-term rather than a short-term investment. The price of Shares as quoted on ASX is volatile and moves up and down with market sentiment as well as with factors which are specific to the Company.

The price at which Shares trade on ASX may be higher or lower than historical prices. If investors decide to sell their Shares, the amount which may be received on the sale may be higher or lower than their present market price.

Many factors will affect the price of Shares. At any point in time these factors may include:

Company Factors

- the profitability of the Company;
- the profit outlook for the Company;
- the dividend policy of the Company;
- the level of franking of the Company's dividends;
- the credit ratings and strength of the balance sheet of the Company; and
- the performance and success of the Company's staff, management and Board and its policies and strategies.

External Factors

- movements in the general level of share prices on local and international share markets;
- the success of marketing and other strategies adopted by the Company, relative to its competitors' strategies;
- developments in the banking, investment banking, stockbroking and other industries generally;
- the economic outlook in Australia and internationally;
- changes in government fiscal, monetary and regulatory policies;
- turnover and volatility of financial markets in Australia and overseas; and
- changes in interest rates, inflation rates, exchange rates and commodity prices.

Please also refer below for discussion of the risks impacting on the Company's performance.

Neither Macquarie Group Limited nor any related body corporate of Macquarie Group Limited nor any of its officers guarantees the value of the Options or Shares, that the Share price will be above an Optionholder's Exercise Price during exercise periods, the performance of Shares, the repayment of capital or the payment of a particular return on Shares.

6.2 RISKS TO THE MGL GROUP'S FINANCIAL PERFORMANCE

Risk Factors

The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by Macquarie, including those that encompass a broad range of economic and commercial risks, many of which are not within the MGL Group's control. The performance of all of the MGL Group's major businesses can be influenced by external market and regulatory conditions. If all or most of the MGL Group's businesses were affected by adverse circumstances in the same period, overall earnings would suffer significantly.

Risk Management

Risk is an integral part of the MGL Group's businesses. Management of that risk is therefore critical to the MGL Group's continuing profitability. Where risk is assumed it is assumed within a calculated and controlled framework.

The risk management framework incorporates active management, monitoring and reporting of risks including market, credit, equity, liquidity, operational, foreign exchange, legal and regulatory compliance risks. These risks create the potential for Macquarie to suffer loss. The Risk Management Report in Macquarie's 2008 Annual Report (pages 38 to 51) sets out a summary of the key policies which have been put in place by Macquarie to control exposure to risks including credit risk on lending activities, equity risk, liquidity risk, market risk and operational risk.

Market conditions and competition

Global credit market conditions are subject to periods of volatility which can negatively impact market liquidity, increase credit spreads and reduce funding availability. Volatile markets can have the effect of reducing the flow of transactions in certain industry sectors which can adversely impact Macquarie's financial performance. Other risks associated with funding that a financial institution may face are over reliance on a particular funding source, or a simultaneous increase in funding costs across a broad range of sources. In the second half of 2007, global credit markets, particularly in the United States and Europe, experienced difficult conditions and volatility. These challenging market conditions have continued into 2008, and have resulted in less liquidity, greater volatility, widening of credit spreads and lack of price transparency in credit markets. Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, will affect the financial performance of Macquarie through its ability to earn base and performance fees and through its operations and investments held in financial services and associated businesses. The financial services industry in Australia and internationally is competitive and subject to significant change. Macquarie faces significant competition from local and international competitors, which compete vigorously for participation in the various markets and sectors across which Macquarie operates. The effect of competitive market conditions may adversely impact on the earnings and assets of Macquarie.

Liquidity risk

Liquidity risk is the risk that Macquarie may be unable to meet its financial commitments when they fall due which could arise due to mismatches in cash flows. Liquidity is essential to Macquarie's businesses. Liquidity could be impaired by an inability to access debt markets, an inability to sell assets or unforeseen outflows of cash or collateral. In difficult credit markets Macquarie may be forced to fund its operations at a higher cost or may not be able to raise as much funding as it needs to support its business activities. The Group's funding costs have increased since global credit markets deteriorated in August 2007. The future availability of term funding markets to market participants, including Macquarie, will be of critical importance. Although there have been some signs of improvement in access to public bond markets, if this is not sustained over the medium term, and other existing avenues of term funding become unavailable, Macquarie may need to consider a reduction in term assets.

Market risk

Market risk is the exposure to adverse changes in the value of Macquarie's trading portfolios as a result of changes in market prices or volatility including risks arising from foreign exchange rates, interest rates, equities, commodities, derivatives (which are subject to settlement and other risk) and the correlation of market prices and rates within and across markets. These risks may impact the value of financial instruments and other financial assets that are carried at fair market value. These risks are heightened at present because the current credit market deterioration has affected financial markets, with significant loss of value and confidence in some sectors. It remains unclear how long it will take for markets to stabilise.

Interest rate risk

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings.

Equity risk

Risks, which may result in losses, arise on non-trading equity-like exposures, including:

- holdings in specialised funds managed by Macquarie Capital;
- principal exposures taken by Macquarie Capital, including direct investments in entities external to Macquarie and seed assets for funds;
- property equity, including property trusts and direct property investments; and
- other equity, including lease residuals and investments in resource companies.

Credit risk

Credit risk is the risk of financial loss as a result of failure by a client or counterparty to meet its contractual obligations. Credit risk arises from both lending and trading activities.

Operational risk

The daily operations of Macquarie may result in financial or other loss. Macquarie's profitability is subject to a variety of operational risks including business decisions, technology risk (including business systems failure), reputation risk (including damage to brands), fraud, counterparty performance under outsourcing arrangements, business continuity planning, legal and litigation risk, data integrity risk, managing conflicts of interests and key person risk. Macquarie is reliant on the ability to hire and retain appropriately qualified staff. The availability of adequate insurance cover is important in order to mitigate the risks across Macquarie's business activities. The Directors have adopted policies and procedures to control exposure to, and limit the extent of, these risks.

Regulatory and legal risks

Macquarie's business is subject to substantial regulatory and legal oversight. In particular, Macquarie Group Limited, authorised as a NOHC of an ADI, is regulated by APRA. Failure to comply with legal and regulatory requirements or government policies may have a material adverse effect on Macquarie and its reputation among customers and regulators and in the market. Future regulatory and legal developments may also have a material adverse effect on Macquarie. Macquarie operates in a range of jurisdictions with different compliance regimes which are subject to change. Potential changes to the Australian and international regulatory environment may have a material adverse effect on Macquarie. These risks include changes to:

- accounting standards;
- government policies; and
- prudential regulatory requirements, including those administered by APRA.

Tax risk

Tax risk arises from future changes to tax laws, successful challenge by revenue authorities to Macquarie's interpretation of existing tax laws and errors in the calculation of tax liabilities.

The Macquarie Group operates in a range of jurisdictions with different tax regimes which are subject to change, challenge or error and this could have a materially adverse effect on Macquarie. A change to tax treatment of any of MGL's subsidiary companies may impact the after tax earnings of MGL.

Changes in government policy

Macquarie may be affected by changes in government policy or legislation applying generally to companies in an industry of any jurisdiction in which Macquarie operates.

Changes in technology

Technology plays an increasingly important role in the delivery of financial services to customers in a cost effective manner. Macquarie's ability to compete effectively in the future will, in part, be driven by its ability to maintain an appropriate technology platform for the efficient delivery of its products and services.

New business risk

The operating strategy of Macquarie is driven by growth and diversification. A number of Macquarie's recent and planned business initiatives and expansions of existing businesses into new jurisdictions may bring Macquarie into contact, directly or indirectly, with individuals and entities that are new clients, with new asset classes and other new products or and new markets. These business activities expose Macquarie to new and enhanced risks, including reputation risks arising from dealing with a range of new counterparties and investors.

Other risks

Macquarie's profitability is also subject to a number of other risks including political risk, risks from external events and strategic risks (including acquisitions).

7. DESCRIPTION OF MACQUARIE GROUP LIMITED

On 13 November 2007 MBL implemented the Restructure as described on pages 2-3.

7.1 MGL SHARE CAPITAL

As at 31 May 2008, the Company had on issue 274,753,168 Ordinary Shares and 39,117,493 Options over unissued Shares. All Options were exercisable into one Share per Option and were issued (with various exercise prices) pursuant to the Option Plan or pursuant to the terms of the Macquarie Bank Employee Share Option Plan.

Changes to the Company's issued capital and Options are normally reported monthly to ASX. If all Options over unissued Shares had been exercised as at 31 May 2008, the Shares issued on exercise would have represented approximately 12,5% of the then issued ordinary capital of the Company.

In November, 2007 Exchangeable shares were issued by a controlled entity as consideration for the acquisition of Orion Financial Inc. They are eligible to be exchanged 1:1 for shares in Macquarie Group Limited (subject to staff trading restrictions) and will pay dividends equal to the Macquarie Group Limited dividends during their legal life. The Exchangeable shares will expire in November 2017 and carry no Macquarie Group Limited voting rights. As at 31 May 2008, there were 1,659,504 Exchangeable shares on issue.

On 5 June 2008 an offer was made to raise up to $600 million through the issue of up to 6.0 million Macquarie convertible preference securities (CPS) at an issue price of $100 each (**Offer**). CPS are expected to pay investors, subject to the CPS terms, fixed rate, unfranked distributions. On 30 June 2013, the CPS may be mandatorily converted into Macquarie Group Limited ordinary shares (subject to certain conditions being satisfied) at a 1% discount to the then current share price or redeemed.

Invitations for the grant of approximately 18.0 million Options are being made initially pursuant to this Prospectus. Further invitations may also be made during the coming 12 months.

7.2 FINANCIAL INFORMATION

Prior to the Restructure, MGL was a dormant subsidiary of Macquarie Bank Limited. It has now become the parent of the Company. Hence, the most relevant historical financial information includes the MBL and MGL financial information.

The Company's consolidated financial statements for the year to 31 March 2008 and comment on performance and outlook are contained in the Company's 2008 Annual Report. Further financial information concerning the Company is generally available as described in Section 8.1.

The Group's annual Basic Earnings Per Share (Basic EPS), for the last five years have been:

Year to 31 March	2003	2004	2005	2006	2007	2008
Basic EPS	164.8	233.0	369.6*	400.3*	591.6*	670.6*

* With the exception of Basic EPS at 31 March 2005 the figures above have been based on the Australian standards adopted at each reporting date. The Basic EPS figures for the full year ended 31 March 2005, 31 March 2006 and 31 March 2007 are based on the reported results using the Australian Standards that are equivalent to International Financial Reporting Standards ("AIFRS") and their related pronouncements. Basic EPS at 31 March 2005 also includes 41.4 cents per share attributable to the one-off profit recognised on the formation of the Macquarie Goodman Group.

7.3 RIGHTS ATTACHING TO SHARES

The Shares carry the following rights, privileges and restrictions. Full details of the rights attaching to the Shares are set out in the Constitution of the Company.

General Meetings and Voting

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act or the Listing Rules.

Shareholders may attend in person or by proxy and vote on issues requiring a shareholders' resolution at general meetings. Such issues include the election of Directors and any changes to the Constitution of the Company. Notice is given to shareholders when those meetings are to be held and of the items of business to be considered. At a general meeting every holder of Shares present in person or by proxy or attorney has one vote on a show of hands and, on a poll, one vote per fully paid Share (and a proportion of a vote for shares partly paid, equal to the proportion the amount paid on the share bears to its total issue price).

Dividends

It is the Company's present policy to pay dividends twice yearly. Subject to the rights of holders of shares issued with any special or restricted rights, that portion of the profits of the Company which the Voting Directors may from time to time determine to distribute by way of a dividend, must be declared and paid on all of the shares of a particular class in respect of which the dividend is paid.

The Company has activated a Dividend Reinvestment Plan. Ordinary shareholders in the Company may elect to reinvest their dividends in new shares. Shares issued under the Dividend Reinvestment Plan are currently issued at a 2.5% discount to the prevailing market price.

Annual Report

Shareholders have the opportunity to receive each year a copy of the Company's annual report (which this year comprises the 2008 Annual Review and2008 Financial Report), which provided a review of the MGL Group's performance as a whole during the previous financial year. The 2008 Annual Review and 2008 Financial Report are available on Macnet.

Winding Up
In the event that the Company were ever wound up, depositors and other creditors would be paid out first. Any surplus available would be distributed among shareholders in accordance with the Corporations Act.

Transfer
Subject to the Constitution of the Company, the Corporations Act, any other laws and the Listing Rules, Shares are transferable.

Variation of Rights
The rights attaching to shares of any class may be altered with the approval of a special resolution passed at a separate general meeting of the holders of shares of that class or with the written consent of the holders of at least three-quarters of the issued shares of that class.

Share Buy-Backs
The Company is entitled to purchase Shares in itself in accordance with the requirements of the Corporations Act.

7.4 TRADING IN MACQUARIE SHARES ON ASX
The following table provides a summary of the prices and volumes at which Shares in Macquarie have traded on ASX since July 2005.

Macquarie – ASX Share Trading History Since November 2004*

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
2005				
July	64.64	59.50	63.00	19,167
August	64.56	60.76	63.12	20,662
September	78.23	63.82	75.35	18,454
October	77.04	61.35	64.67	28,136
November	72.00	64.67	67.82	22,577
December	68.42	65.92	68.15	14,289

Macquarie – ASX Share Trading History Since July 2004 (cont.)

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
2006				
January	71.50	67.08	68.38	17,027
February	66.39	59.14	64.23	37,276
March	65.56	58.02	64.68	26,965
April	71.55	64.40	71.40	18,138
May	71.98	63.26	63.99	28,602
June	70.45	60.10	69.00	26,165
July	70.00	60.61	61.85	22,864
August	64.87	59.30	64.80	26,430
September	69.15	62.00	69.15	20,225
October	75.75	68.80	74.55	23,615
November	76.60	70.65	72.82	23,226
December	78.99	71.11	78.93	16,010
2007				
January	81.90	75.30	80.99	16,149
February	85.59	78.21	78.99	21,971
March	82.90	77.39	82.75	23,284
April	90.49	80.90	87.00	15,379
May	98.64	86.50	87.60	35,011
June	92.70	84.40	85.00	35,304
July	92.88	78.85	82.50	47,543
August	80.79	61.90	73.30	111,420
September	84.94	69.10	84.40	52,443
October	88.73	79.03	84.05	40,903
November	85.50	74.51	80.30	52,769
December	82.85	72.50	76.20	39,821
2008				
January	77.31	58.20	65.00	60,270
February	71.10	52.70	53.61	65,783
March	55.30	42.95	52.82	74,832
April	64.45	51.89	63.42	53,244
May	67.20	53.80	54.50	51,457

[Source: ASX Limited]

**This table refers to Macquarie Bank Limited Share prices until the restructure in 13 November 2007 and the price of the Macquarie Group Limited Shares from November 2007 to 31 May 2008.*

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect the recent prices at which the Group's shares have traded and will depend on factors including those stated in section 6 above.

7.5 DIVIDEND POLICY

The Company's ordinary dividend policy is to distribute between 50% and 60% of after tax profits attributable to ordinary shareholders each year.

The Directors cannot give any assurances concerning future dividend policy, the extent of future dividends, or the franking of any such dividends as they are dependent on the future profits and the financial and taxation positions of the Company.

The distributions made by Macquarie to its ordinary shareholders over the last five years have been as follows:

Period	Cash dividend (cents) per Share	Franking (per cent)
2002/03 Interim	41	85
2002/03 Final	52	100
2002/03 Special	50	100
2003/04 Interim	52	90
2003/04 Final	70	90
2004/05 Interim	61	90
2004/05 Final	100	90
2004/05 Special	40	90
2005/06 Interim	90	90
2005/06 Final	125	100
2006/07 Interim	125	100
2006/07 Final	190	100
2007/08 Interim	145	100

Macquarie Group Limited has resolved to pay a final dividend for the 2007/2008 financial year of $2.00 per ordinary share franked as to 100%, payable on 4 July 2008 to shareholders recorded on the register on 30 May 2008.

In the short term, we expect dividends to be fully franked. The future rate of franking is subject to the composition of income.

8. ADDITIONAL INFORMATION

8.1 NATURE OF PROSPECTUS AND AVAILABILITY OF INFORMATION

This Prospectus is intended to be read in conjunction with the publicly available information that is widely available in relation to the Company. Eligible Executives and their advisers should therefore also have regard to that publicly available information in relation to the Company before making a decision whether or not to accept the Offer of Options under this Prospectus.

The Company is a disclosing entity under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and semi-annual reports. The most recent report is the Company's 2008 Annual Report. That report is available to each Eligible Executive on Macnet. For those without access to Macnet, copies of those documents are available by calling Investor Relations on (02) 8232 5006.

The Company is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, the Company has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is or becomes aware concerning the Company, which a reasonable person would expect to have a material effect on the price or value of Shares. That information is available on the public file at ASX. A copy of any of these documents lodged by the Company with ASX since the date of the Company's 2008 Annual Report may be obtained free of charge by calling (02) 8232 5006.

If Eligible Executives wish to obtain further information on the Company they can do so by contacting their financial advisers or by reviewing the public documents available at ASX.

In addition, copies of documents lodged in relation to the Company may be obtained from or inspected at any office of ASIC.

None of the information referred to in Section 8.1 above is incorporated by reference in this Prospectus or is issued with this Prospectus.

8.2 ADMISSION TO OFFICIAL LIST OF ASX

The Company was admitted to the Official List of ASX on 5 November 2007.

On 13 November 2007 MBL implemented a restructure of the MGL Group under which the Company was established as the ultimate parent of the MGL Group.

Several waivers from the Listing Rules have been granted to the Company relieving it from compliance with various Listing Rules. Copies of the waivers may be reviewed by referring to the public register of waivers available at ASX. The principal waivers that have been granted can be summarised as follows:

- Certain waivers to facilitate the operation of the Option Plan. As the Options are not quoted, various waivers relating to the administration of the Option Plan (principally concerning the lodgement of documents with ASX) have been granted.

- Confirmation has been obtained that the provisions of the Listing Rules applying to directors of the Company are applicable only to the Voting Directors of the Company.

8.3 INTERESTS

The Company has paid, or agreed to pay Ms Catherine Livingstone, a Voting Director of the Company, $3,000 in connection with her work on the due diligence committee for this Prospectus.

8.4 DOCUMENTS AVAILABLE FOR INSPECTION OR COPIES

The following Company documents are available for inspection during normal business hours at the principal office of the Company at Level 10, 135 King Street, Sydney NSW 2000, care of the Company Secretary:

— (a) Constitution;

— (b) Annual reports for the last five financial years of Macquarie;

— (c) Rules of the Macquarie Group Employee Share Option Plan; and

— (d) Company staff trading rules.

In addition, a copy of the Company's Annual Report and any document lodged with ASX in respect of the Company's continuous disclosure obligations, since the date of the Company's half year report may be obtained free of charge from Investor Relations on (02) 8232 5006.

Each of the Voting Directors of the Company has consented to the lodgement of this Prospectus with the Australian Securities and Investments Commission.

GLOSSARY

2008 Macquarie Group Annual Report	The 2008 annual report of MGL which comprises the 2008 Annual Review and the 2008 Financial Report.
Application Form	The pre-printed personalised application form in respect of Options the subject of the Offer accompanying this Prospectus.
ASIC	Australian Securities and Investments Commission.
Associated Company	means: (a) any company that is a related body corporate of the Company; or (b) any other entity where the Company or an Associated Company has a significant degree of influence on management or business decisions or a significant equity interest and which the Committee decides is an Associated Company for the purposes of the Plan.
Associated Company Employee	An Employee who is not a MGL Employee.
ASX	ASX Limited (ABN 98 008 624 691).
Board	The board of Voting Directors of the Company.
BCR	(Basic Cost Responsibility) represents the total fixed cost of an employee's employment to the Company. Any profit sharing bonus allocated to an employee is discretionary and does not form part of BCR.
Committee	Committee appointed by the Board for the purpose of managing and administering the Option Plan.
Company	Macquarie Group Limited (ABN 94 122 169 279).

Company Subsidiary	A company is a Company Subsidiary if: (a) The Company controls the composition of that company's board; or (b) The Company is in a position to cast, or control the casting of, more than one half of the maximum number of votes that might be cast at a general meeting of that company; or (c) The Company holds more than one-half of the issued share capital of that company (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital); or that company is a subsidiary of a subsidiary of the Company under any of paragraphs (a) to (c).
Constitution	The Constitution of the Company.
Consultant	A consultant to the MGL Group or an Associated Company, or a person to whom an offer of employment as a consultant to the MGL Group or an Associated Company has been made.
Controlled Company	In relation to an Executive, a body corporate in respect of which one or more of the following applies: (a) the Executive holds more than one-half of the issued share capital; (b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and (c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.
Corporations Act	Corporations Act 2001 (Cwlth).
DESOP	The Rules of the Plan imposing a Six-Month Non-Disposal Period and other restrictions in relation to shares resulting from the exercise of Options referred to as the "Deferred Exercise Share Option Plan".
DESOP Participant	A holder of Shares under the DESOP resulting from the exercise of Options.
DESOP Power of Attorney	The DESOP power of attorney authorising the Plan Company and its officers to acquire, dispose of or to otherwise deal with Shares under the DESOP on behalf of the DESOP Participant.
Eligible Executive	An Executive who has been invited to participate in the Option Plan.
Employee	An employee of the Company or an Associated Company.

Employment Event	in respect of any Option, an event that occurs affecting the basis of employment or engagement of the Optionholder as specified in section 3.4.2 of this Prospectus.
Executive	An Associate Director, Division Director or Executive Director, or alternatively titled equivalent, of the MGL Group or an Associated Company, a person to whom an offer of employment as an Associate Director, Division Director or Executive Director, or alternatively titled equivalent, of the MGL Group or an Associated Company has been made or a Consultant.
Executive Committee	The Company's Executive Committee.
Exercise Price	The exercise price of an Option as specified on the Application Form.
Expiry Date	The expiry date of an Option as set out in the Application Form, normally the fifth anniversary of the date of grant of an Option.
Listing Rules	The ASX Listing Rules.
Macquarie Group Superannuation Fund	The Macquarie Group Superannuation Fund is an employer-sponsored accumulation plan which allows for both employer and employee contributions.
Macnet	The Company's staff information distribution computer network.
MBL	Macquarie Bank Limited (ABN 46 008 583 542).
MGL	Macquarie Group Limited (ABN 94 122 169 279).
MGL Employee	MGL Employee means an Employee who is: (a) an employee of the Company or an employee of a Company Subsidiary to whom the Company or the Company Subsidiary must pay salary, wages, commission, bonus or allowances from which the Company or the Company Subsidiary is required to withhold PAYG Withholding payments or amounts; or (b) a director of the Company or a director of a Company Subsidiary or a person who performs the duties of a director of the Company or of a Company Subsidiary to whom remuneration is paid by the Company or Company Subsidiary from which the Company or the Company Subsidiary is required to withhold PAYG Withholding payments or amounts.
MGL Group	MGL and related bodies corporate.
MGL Group Head	An employee of Macquarie Group Limited designated by Macquarie Group Limited as having the title "Group Head".

Mid Year Options	Options granted on promotion or as part of annual remuneration reviews in 2008.
New Starter Options	Options granted to new Executives.
Non-Disposal Period	In respect of a Share held by a DESOP Participant, the period of six months from the date on which those Shares are issued to the DESOP Participant or such other period as stated in the Application Form.
Offer(s)	The offer(s) to an Eligible Executive(s) of Options pursuant to this Prospectus.
Official Quotation	The granting of Official Quotation by ASX to securities issued by the Company, The Company having been admitted to the Official List of ASX.
Option Exercise Form	The form which must be submitted when the Optionholder intends to exercise their Options.
Option Plan	The Macquarie Group Employee Share Option Plan approved by the Board in August 2007, as amended.
Option(s)	Option(s) over unissued Shares granted under the Option Plan.
Optionholder	An Executive or a Controlled Company of an Executive or a Permitted Trustee of an Executive, granted Options, which have not lapsed.
PAYG Withholding payment	A payment from which an amount must be withheld under Subdivision 12-B of Schedule 1 to the Taxation Administration Act 1953 (Cwlth).
Permitted Trustee	An entity approved by the Committee to hold an Option on trust for a Participant from time to time.
Plan Company	The entity appointed by the Company to act as the Plan Company under the Rules from time to time.
Restrictions	The restrictions on dealing with Shares held under the DESOP as set out in clause 11 of the Rules (other than the Non-Disposal Period) and summarised in this Prospectus.
Restructure	The restructure of the Macquarie Bank group under which MGL became the ultimate parent of the group, as described in pages 2-3.

Retirement	Retirement from or otherwise leaving the relevant industry as determined at the absolute discretion of the Committee.
Rules	The rules of the Option Plan.
Share(s)	Fully paid ordinary share(s) in the capital of MGL.
Tax Act	The Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth).
Vesting Period	The period over which an Option vests as specified on the Application Form.

OPTION APPLICATION INSTRUCTIONS

Eligible Executives wishing to participate in the Offer should:

— (a) sign, date and arrange for another person to witness the personalised Application Form; and

— (b) deliver their completed Application Form to Company Secretarial, Level 10, 135 King Street, Sydney, NSW by the Company's internal mail or in person, so as to be received no later than 4.00 pm Sydney time on the date specified in the Application Form.

Each individual Application Form has been pre-printed with the Eligible Executive's full name, the number of Options being offered, the Exercise Price and Vesting Period of these Options and any applicable Exercise Conditions.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Company Secretarial with the relevant details well before the closing date so that the necessary Application Form can be prepared and executed before the closing date.

LATE APPLICATIONS MAY NOT BE ACCEPTED

MACQUARIE GROUP LIMITED DIRECTORY

PRINCIPAL OFFICE:
No. 1 Martin Place
Sydney NSW 2000

REGISTERED OFFICE:
Level 7, No. 1 Martin Place
Sydney NSW 2000

VOTING DIRECTORS:
D S Clarke AO (Chairman)
N W Moore (Managing Director)
L G Cox AO
P M Kirby
C B Livingstone AO
H K McCann AM
J R Niland AC
H M Nugent AO
P H Warne

COMPANY SECRETARIES:
D Leong
M Panikian
P Walsh

FREQUENTLY ASKED QUESTIONS

WHO IS ELIGIBLE TO BE GRANTED OPTIONS?

Participation in the Option Plan is currently limited to Associate Directors, Division Directors and Executive Directors of, or Consultants to, the MGL Group and Associated Companies. Participation is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated).

HOW DO I KNOW HOW MANY OPTIONS I AM BEING OFFERED?

The number of Options being offered to you and the Exercise Price of those Options is set out in the personalised Application Form that accompanies the Prospectus provided to you.

HOW MUCH WILL IT COST TO BE GRANTED OPTIONS?

No consideration is payable for the grant of Options. However, any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (Basic Cost Responsibility). For further information, see section 5.8 of the Prospectus.

WHAT VOTING AND DIVIDEND RIGHTS ATTACH TO THE OPTIONS?

The Options carry no voting or dividend rights.

WHEN DO OPTIONS VEST?

Each allocation of Mid Year Options will normally vest progressively over four years as follows:

(a) as to one third of the Options, on 1 July 2010;
(b) as to another one third of the Options, on 1 July 2011; and
(c) as to the remaining one third of the Options, on 1 July 2012.

Each allocation of New Starter Options will normally vest progressively over four years as follows:

(a) as to one third of the Options, on the second anniversary of the date of commencement of relevant employment or consultancy;
(b) as to another one third of the Options, on the third anniversary of the date of commencement of relevant employment or consultancy; and
(c) as to the remaining one third of the Options, on the fourth anniversary of the date of commencement of relevant employment or consultancy.

WHEN DO OPTIONS LAPSE?

Unexercised Options, which have not otherwise lapsed, normally expire after the fifth anniversary of the date of grant ("Expiry Date"). When an Eligible Executive leaves the employment of the MGL Group or an Associated Company, unvested Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 3.4 and 3.5 of the Prospectus.

HOW IS THE EXERCISE PRICE CALCULATED?

For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). For Mid Year Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including 15 August 2008 (adjusted for cum-dividend trading and excluding certain special trades).

The Exercise Price is set out in the personalised Application Form that accompanies the Prospectus provided to you.

WHEN CAN OPTIONS BE EXERCISED?

Once vested, each Option is exercisable into one fully paid ordinary share in the Company (subject to adjustment over time for bonus issues and similar events described in section 3.11 of the Prospectus), which will be the same as all other Shares then on issue.

Exercise of Options is subject to the Company's staff trading rules.

Under the current staff trading rules, Options may generally only be exercised:

(a) from the ex-dividend date for the Company's Shares in May/June until the end of August; and

(b) from the ex-dividend date for the Company's Shares in November/December until the end of February.

The Rules set out other periods during which Options may be exercised. Please refer to the Rules for further details.

Further, Options granted to UK residents and to Executive Directors of the Company are subject to certain exercise conditions which must be met before exercise is allowed. See sections 3.7 and 3.9 of the Prospectus for further details. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 3.8 of the Prospectus for further details. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying the Prospectus.

Dealing in Shares acquired on the exercise of Options is also subject to the Company's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Company's interim and final results and after the Company's shareholder annual general meeting.

An Option Exercise Form must be completed, signed by the Optionholder and returned to the address on the Option Exercise Form at the time the Optionholder elects to exercise their Options.

CAN OPTIONS BE ASSIGNED OR CHARGED?

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares acquired on the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 4 of the Prospectus, any exercise conditions set out on the personalised Application Form accompanying this Prospectus and other Company restrictions, for example, staff trading rules.

CAN OPTIONS BE SOLD?

The transfer of Options under an approved Sale of Options facility may be permitted from time to time. This may allow an Optionholder to transfer vested unexercised Options which have met any applicable exercise conditions to an approved third party. See section 3.13.3 of the Prospectus for further details. Please refer to Macnet or contact the Company Secretarial Division for details of any current sale of Options facility.

IN WHAT NAME CAN OPTIONS BE ACQUIRED?

Options will only be granted to an Eligible Executive, a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive. The Options will not be granted to or registered in the name of any other entity. Eligible Executives who are not resident in Australia may be restricted from acquiring Options in other than their own name.

WHAT EXERCISE CONDITIONS ARE ATTACHED TO THE OPTIONS?

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form. The following is a summary of the exercise conditions that will normally apply:

> Options granted to Executive Directors who are not Executive Voting Directors or members of the Executive Committee at the time of grant, may be exercised once vested and if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of

the Company (or, for financial years ending before 13 November 2007, MBL) is above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

Executive Directors who are Executive Voting Directors or members of the Executive Committee at the time of grant may exercise vested Options if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

The condition will be examined quarterly by the Company. Options which have vested, but the condition was not satisfied at the end of the calendar quarter immediately preceding vesting, will no longer be exercisable.

Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions.

All exercise conditions applicable to your options are set out on the personalised Application Form accompanying the Prospectus.

WHAT ARE THE TAXATION IMPLICATIONS ASSOCIATED WITH OPTIONS?

The taxation implications of Options are complicated. Further details are set out in section 5 of the Prospectus. For further information, please contact the Taxation Division on (02) 8237 6832 or (02) 8237 5687, or contact your independent taxation adviser.

WHAT TAX INFORMATION WILL BE REPORTED?

In certain countries the Company or a Company Subsidiary is required to report to the local revenue authority details of Options granted to Eligible Executives and Options exercised by Eligible Executives. In addition, in certain countries the Company or a Company Subsidiary is required to withhold tax from any gain made on the Options. Any tax withholding will be calculated at the time of Exercise or Sale of the Options.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

30 June 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 27 June 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.013%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 27 June 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,668
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	3,000 @ $28.74 3,000 @ $32.26 1,668 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7,668 on 01/07/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	275,107,613	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 731,665	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 July 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,000 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,000 on 27/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	275,094,776	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 768,236	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 June 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE

CHANGE TO DIVIDEND REINVESTMENT PLAN

26 June 2008 - The Board of Macquarie Group Limited has today determined, having regard to the Group's strong capital position, that there will no longer be a discount to the Market Value on the allotment of shares under the Macquarie Group Limited Dividend Reinvestment Plan, effective after the payment of the final dividend on 4 July 2008.

A letter will be sent to ordinary shareholders advising them of this change. A copy of this letter is attached for reference.

Contacts:

Richard Nelson, Investor Relations +61 2 8232 5008
Paula Hannaford, Corporate Communications +61 2 8232 4102

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 8019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE

26 June 2008

Dear Macquarie Group Limited Shareholder,

VARIATION TO DIVIDEND REINVESTMENT PLAN

This letter is to advise of a variation to the operation of the Macquarie Group Limited (Macquarie) Dividend Reinvestment Plan (DRP). The DRP was introduced in May 2002 to provide ordinary shareholders of Macquarie with the choice of applying dividends on their ordinary shares to acquiring fully paid ordinary shares in Macquarie rather than receiving those dividends directly in cash.

Under the DRP Rules, Directors may from time to time vary the level of discount to the Market Value (as defined in the DRP Rules) of ordinary Macquarie shares acquired under the DRP. Since May 2006, shares allotted under the DRP have been allotted at a discount of 2.5% to the Market Value.

Having regard to the Group's strong capital position, the Board of Macquarie has determined that there will no longer be a discount to the Market Value on the allotment of shares under the DRP, effective after the 2008 final dividend to be paid on 4 July 2008.

If you are already a participant in the DRP and wish to continue your participation in the plan, you need not take any action. If you wish to commence participation or vary your level of participation for the next dividend payment in December 2008 and any interim or final dividends thereafter, please contact Computershare on 1300 554 096 no later than 28 November 2008.

A copy of the Plan Rules and the revised Summary of the Plan Rules can be obtained from the Macquarie's Shareholder Centre on our website at www.macquarie.com.au or by calling Computershare on 1300 554 096. If you have any questions please contact Computershare on this number or one of Macquarie's Investor Relations staff on (02) 8232 5006.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20,000 @ $28.74 6,666 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26,666 on 26/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	275,093,776	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 769,236	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited	&	Macquarie Bank Limited
ABN	94 122 169 279		46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	7 November 2007 re: Macquarie Group Limited ("MQG") fully paid ordinary shares

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	20 June 2008
No. of securities held prior to change	11,359 MQG shares held by HK McCann.
Class	MQG fully paid ordinary shares.
Number acquired	1,000 MQG fully paid ordinary shares acquired by H J McCann Investments Pty Limited.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$46.38 per MQG fully paid ordinary share.
No. of securities held after change	• 11,359 MQG shares held by H K MCCann; and • 1,000 MQG shares held by H J McCann Investments Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired via on market trade.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

25 June 2008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,768
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	13,768 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13,768 on 24/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	275,067,110	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38, 795,902	Options over Ordinary Shares at various exercise prices
		1,558,388	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,388 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 June 2008
(Company Secretary)

Print name: Dennis Leong

== == == == ==

END